UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                       SOUTHERN PERU COPPER CORPORATION
                               (Name of Issuer)

                                 Common Stock
                                $0.01 par value
                        (Title of Class of Securities)

                                  843611 10 4
                                (CUSIP Number)

                              ASARCO Incorporated
                       (Name of Person Filing Statement)

                            Augustus B. Kinsolving
                      Vice President and General Counsel
                              ASARCO Incorporated
                           Tel. No.:  (212) 510-2000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                               February 27, 1996
                    (Date of Event which Requires Filing of
                                this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following:
[ ].
         Check the following box if a fee is being paid with this statement:
[ ].



                                 SCHEDULE 13D
______________________________             ________________________________
|                            |             |                              |
|CUSIP No.     843611 10 4   |             | Page   2   of 5  Pages       |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON                 |
|    |                                                                    |
|    | ASARCO Incorporated       Employer ID No. 13-492440                |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   |
|    |                                                                 _  |
|    |                                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |x| |
|    |                                                                    |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS                                                    |
|    | 00                                                                 |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |                                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    | New Jersey                                                         |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    | 43,348,949                                    |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    | 0                                             |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    | 43,348,949                                    |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    | 0                                             |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    | 43,348,949                                                         |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES                                                 |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    | Approx. 54.0%                                                      |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON                                           |
|    | CO                                                                 |
|____|____________________________________________________________________|
SEC 1746 (9-88)

               ASARCO Incorporated ("ASARCO") hereby amends and supplements its Report on Schedule 13D regarding Southern Peru Copper Corporation, originally filed on January 12, 1996 (the "Schedule 13D"). Unless otherwise indicated, capitalized terms used but not defined herein shall have the meaning assigned to such term in the Schedule 13D.

               Item 1.  Security and Company.

               This statement relates to the common stock, $0.01 par value per share (the "Common Stock") and the Class A Common Stock, $0.01 par value per share (the "Class A Common Stock" and, together with the Common Stock, the "Common Shares") of Southern Peru Copper Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are at Avenida Caminos del Inca No. 171, Chacarilla del Estanque, Santiago de Surco, Lima 33, Peru and 180 Maiden Lane, New York, New York 10038.

               Item 5.  Interest in Securities of the Company.

               The response set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by the following information:
               ASARCO has been advised that on February 27, 1996, Cerro Trading Company, Inc., a holder of Class A Common Stock of the Company, effected the transfer of 2,200,000 shares of its Class A Common Stock (the "Cerro Transfer"). ASARCO has further been advised that the Cerro Transfer has resulted in the conversion of the above-referenced shares, on a one-for-one basis, into 2,200,000 shares of Common Stock (the "Cerro Conversion"), in accordance with the terms of the Company's Restated Certificate of Incorporation as in effect on February 27, 1996 (the "Restated Certificate").

               For the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), ASARCO beneficially owns 43,348,949 shares of Class A Common Stock, which are convertible on a one-for-one basis into shares of Common Stock. ASARCO has neither acquired nor disposed of any shares of Class A Common Stock or Common Stock since the date of the Schedule 13D. However, as a result of the Cerro Conversion, ASARCO's percentage ownership of the Company's outstanding Class A Common Stock has increased from 63.0% to 65.1%. ASARCO's percentage ownership of the outstanding Common Shares remains approximately 54%. THE CHANGE REFLECTED IN ITEM 5 IS DUE SOLELY TO A DECREASE IN THE OUTSTANDING SHARES OF CLASS A COMMON STOCK AS A RESULT OF THE CERRO CONVERSION.

               ASARCO believes that one of its executive officers has acquired Common Stock since the date of the Schedule 13D and, accordingly, the information set forth in Schedule C to the Schedule 13D is hereby supplemented as follows:
               Name:  David B. Woodbury
               Shares Acquired:  500
               Date Acquired:  February 6, 1996
               Price per Share:  19 1/2
               Source of Funds:  Personal
               Beneficial Ownership:  Voting and investment
                                      power shared with spouse


                                  SIGNATURES
               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date:  March 6, 1996

                                       ASARCO Incorporated


                                       By: /s/ Kevin R. Morano
                                          --------------------------
                                          Kevin R. Morano
                                          Vice President and
                                             Chief Financial Officer